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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended October 31, 1997, amounts have been reclassified to reflect a decrease in accumulated net realized gain on investments of $949,722. Distributions in excess of net investment income was decreased by the same amount.